

August 12, 2014

<u>Via E-mail</u>
Terrence Schmid, CFO
Imperva, Inc.
3400 Bridge Parkway, Suite 200
Redwood Shores, California 94065

Re: Imperva, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 01-35388

Dear Mr. Schmid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 11. Executive Compensation</u>

<u>Executive Compensation</u>

<u>Base Compensation, page 99</u>

1.   We note that each of your named executive officers received an increase in base salary in fiscal 2013. Although you provide a general discussion on page 101 of the factors you may consider when adjusting base salaries on an annual basis, you do not provide a narrative discussion of the specific reasons for the increases in each NEO's base salary in 2013. Please confirm that in future filings you will discuss the specific factors that you considered when adjusting an NEO's base salary. For example, disclose whether base salaries were increased to keep them within targets of the market median.

Terrence Schmid
Imperva, Inc.
August 12, 2014
Page 2

Director Compensation Table, page 120

2.   In your response letter, please provide more information on how you calculated the fees
      earned by Messrs. Krausz, Pimentel, Slootman, Strohm, and Tolonen and Ms. Gouw in
      fiscal 2013. We note that the fees disclosed in the director compensation table do not
      appear to correlate to the narrative discussion of fees on page 119. For example, the table
      indicates that Mr. Tolonen received $49,414 in fiscal 2013 but, based on his board and
      committee service, it appears he should have received $58,750--a $40,000 retainer,
      $15,000 for his role as audit committee chair and $3,750 for being a member of the
      nominating and corporate governance committee.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company
acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose
      the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by
      the Commission or any person under the federal securities laws of the United States.

      Please contact me at (202) 551-3456 if you have any questions. If you require further
assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                             Sincerely,

                                             /s/ Matthew Crispino

                                             Matthew Crispino
                                             Staff Attorney